Samfine Creation Holdings Group Limited

July 13, 2022

Via EDGAR

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Draft Registration Statement on Form F-1
Submitted June 1, 2022
CIK No. 0001926792

Ladies and Gentlemen:

This letter is in response to the letter dated June 28, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Draft Registration Statement No. 1”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

General

1. We note you are registering shares for both a primary and a secondary resale offering. Please revise both prospectuses to address the following:

•	Briefly describe the other offering, including the number of shares, on the cover page of each prospectus;

•	Include an explanatory note that describes both offerings, including any differences in timing and pricing;

•	Revise page 2 of the summary, which currently describes only the primary offering, to also describe the resale offering and percentages being sold by the selling shareholders;

•	Provide risk factor disclosure of the impact that the resale offering may have on the ability of the company to sell its shares in the public offering; and

•	Revise the first two risk factors on page 44 to clarify whether, or the extent to which, they relate to the resale offering (for instance, define or explain the terms “pre-IPO shareholders” and “Selling Shareholders”).

We respectfully advise the Staff that we have removed the resale prospectus from Draft Registration Statement No.1. Accordingly, we believe the above comments are not applicable.

2. Please conform the disclosure on pages alt-4 and 144, by referencing the legal opinions filed as Exhibits 8.1-8.3 and including an experts section. Confirm that the additional information section will also be included in the resale prospectus.

We respectfully advise the Staff that we have removed the resale prospectus from Draft Registration Statement No.1. Accordingly, we believe this comment is not applicable.

Prospectus Summary, page 1

3. We note that your summary risk factors are five pages in length. Please revise to limit to two pages and disclose only the principal factors that make an investment in the registrant or offering speculative or risky, as required by Item 105(b) of Regulation S-K. Additionally, please eliminate repetitive information and condense detailed information that appears elsewhere to make your summary more brief, as required by Item 503(a) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on pages 5-8 of Draft Registration Statement No.1 and revised our disclosure on page 5-7 to limit to two pages on our summary risk factors.

4. Please revise your disclosure on pages 10-13 to address the following:

•	As structured, the disclosure describes Hong Kong regulation in relation to your Hong Kong subsidiary, but does not describe whether or to what extent your Hong Kong subsidiary and/or Hong Kong operations are subject to PRC regulation and authorities. Accordingly, please revise your disclosure under the subheadings “Permission Required from Chinese Authorities” and “Recent Regulatory Development in the PRC” to include references to your Hong Kong subsidiary (or change “PRC operating subsidiaries” references to the more inclusive “operating subsidiaries”) and to your Hong Kong operations. Make conforming changes throughout the prospectus.

In response to the Staff’s comments, we revised our disclosure under the subheadings “Permission Required from the PRC Authorities” and “Recent Regulatory Development in the PRC” on pages 7-10 of Draft Registration Statement No.1.

•	In the second paragraph under the subheading “Permission Required from Hong Kong Authorities” additionally describe the consequences if applicable laws, regulations, or interpretations change and you or your subsidiary is required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we revised our disclosure under the subheading “Permission Required from Hong Kong Authorities” on pages 7 of Draft Registration Statement No.1.

•	We note your disclosure regarding Hong Kong counsel and that your exhibit index also includes an opinion as to certain PRC legal matters. Please revise your disclosure to state whether you relied on PRC counsel to determine no permissions or approvals were required. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

In response to the Staff’s comments, we relied on PRC counsel and PRC counsel opinion as to certain PRC legal matters. We revised our disclosure on the prospectus cover page and pages 7, 8, 9, 10, 21, and 22 of Draft Registration Statement No.1.

•	We note disclosure on pages 10 and 12 regarding “essential permissions.” Please consolidate this disclosure to ensure consistency, and revise to clearly (i) disclose each permission that you or your subsidiaries, both Hong Kong and PRC, are required to obtain from Chinese authorities to operate your business, (ii) state whether you or your subsidiaries are covered by permissions requirements from any governmental agency (other than the CSRC or CAC, as these are disclosed elsewhere) that is required to approve your or your subsidiaries’ operations, (iii) state affirmatively whether you have received all requisite operating permissions or approvals and whether any permissions or approvals have been denied, and (iii) describe the consequences to you and your investors if you or your subsidiaries (a) do not receive or maintain such permissions or approvals, (b) inadvertently conclude such permissions or approvals are not required, or (c) applicable laws, regulations, or interpretations change and you or your subsidiaries are required to obtain such permissions or approvals in the future. Conform disclosure in the Risk Factors, Business—Licenses and Certifications, and Regulations sections and elsewhere as appropriate.

In response to the Staff’s comments, we revised our disclosure on pages 7, 8, 9, 10, 90 and 91 of Draft Registration Statement No.1.

Enforcement of Civil Liabilities, page 20

5. Please revise to disclose whether your directors, officers, or senior management are located in China or Hong Kong and, if so, state that it will be more difficult to bring actions and enforce judgments against these individuals.

In response to the Staff’s comments, we revised our disclosure on pages 4, 18 of Draft Registration Statement No.1.

Risk Factors, page 22

6. Please add risk factor disclosure regarding the risks that Nasdaq may not approve your application for listing. In this regard, we note disclosure on the prospectus cover pages that implies the offering may be completed in the absence of Nasdaq listing approval (i.e., “if our application is not approved, this offering may not be completed.”).

In response to the Staff’s comments, we revised our disclosure on page 41 of Draft Registration Statement No.1 and added a risk factor disclosure regarding the risk that Nasdaq may not approve our application for listing. We have also revised our disclosure on the prospectus cover page that the offering will not be completed in the absence of Nasdaq listing approval.

7. We note you identify inflation among the factors that may materially affect your results on page 51. If recent inflationary pressures have materially impacted your operations, please include appropriate risk factor disclosure. Identify the types of inflationary pressures you are facing, describe how your business has been affected and the resulting impact on your financial condition and results of operation, and identify the actions planned or taken, if any, to mitigate inflationary pressure.

We respectfully advise the Staff that we believe the inflation in China has not materially affected our results of operations. We revised our disclosure on page 50 of the Draft Registration Statement No. 1.

Capitalization, page 59

8. We note from your audited financial statements that you have outstanding amounts for banks and other borrowings as of December 31, 2021. Please expand your table to also include the amount of outstanding indebtedness, refer to Item 3(B) of Form 20-F. Also, remove the underlines from the amounts for the line item accumulated other comprehensive income and ensure that the amount for total capitalization reflects both debt and shareholders’ equity. Please revise or advise.

In response to the Staff’s comments, we revised our disclosure on page 58 of Draft Registration Statement No.1.

Dilution, page 60

9. Refer to the last sentence in the first paragraph. Please revise to clarify that your net tangible book value per Ordinary Share represents total tangible assets less total liabilities, divided by the number of outstanding Ordinary Shares. Your current disclosure states total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding. Please revise or advise.

In response to the Staff’s comments, we revised our disclosure on page 59 of Draft Registration Statement No.1.

Business

Intellectual Property, page 90

10. In the first paragraph under this heading, clarify in the last sentence whether you have eight rather than five patents in the PRC. In this regard, we note the tabular presentations of eight patents and eight software copyrights. Also, under the heading of Employees on page 91, please also disclose the total number of Group employees, inclusive of employees at the parent company, SFHG and that also of New Achiever, or clarify if your current disclosure encompasses all employees, rather than just those of your operating subsidiaries. Further, under the heading of Facilities on page 87, clarify in the third paragraph, if true, that Samfine SZ’s property leases as described in (i) and (ii) are located in mainland China.

In response to the Staff’s comments in relation to the first paragraph under this heading, we revised our disclosure on page 89 of Draft Registration Statement No.1.

In response to the Staff’s comments in relation to the total number of Group employees, we revised our disclosure on page 90 of Draft Registration Statement No.1.

In response to the Staff’s comments in relation to Facilities on page 87, we revised our disclosure on page 86 of Draft Registration Statement No.1.

11. We note your disclosure that five patents are considered material, while the table lists eight patents. Please revise to identify the material patents. Additionally revise the references within the table to “green printing” and “green energy saving” to explain the meaning of these terms. Consider disclosing the duration of your intellectual property. In light of the disclosure that you consider intellectual property critical to your operating subsidiaries’ business operations, please add a risk factor describing the risks associated with your intellectual property and the potential impacts on the company and investors.

In response to the Staff’s comments in relation to the material patents, we revised our disclosure on page 89 of Draft Registration Statement No.1.

In response to the Staff’s comments in relation to explaining the meaning of the references within the table to “green printing” and “green energy saving”, and the disclosure on the duration of intellectual properties, we revised our disclosure on page 89 of Draft Registration Statement No.1.

In response to the Staff’s comments in relation to adding a risk factor describing the risks associated with the company’s intellectual property and the potential impacts on the company and investors, we revised our disclosure on pages 38 and 39 of Draft Registration Statement No.1.

Licenses and Certification, page 91

12. Please revise your disclosure to address the following:

•	Revise the statement, “Our operating subsidiaries have obtained all necessary licenses that are material to their business operations, all of which are valid and current as of December 31, 2021,” to speak as of the date of the prospectus and to cover all permissions and approvals (i.e., not limited to “licenses”) you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities.

In response to the Staff’s comments, we revised our disclosure on pages 90 and 91 of Draft Registration Statement No.1.

•	We note disclosure on page 92 regarding the practice of using wholly foreign-owned enterprises (“WFOEs”) to obtain a printing permit and engage in the printing of publications. Add disclosure to describe the consequences if such practice is determined to contravene applicable regulation.

In response to the Staff’s comments, we revised our disclosure on pages 90 and 91 of Draft Registration Statement No.1 and further disclose the practice of using WFOEs to obtain a printing permit and engage in the printing of publications on pages 98 and 99.

•	We further note disclosure on page 92 stating “such a practice is being abolished one after another throughout Guangdong Province.” Please revise to identify the regulatory entity responsible for abolishing the practice and the basis for its actions. With respect to the disclosure that the practice “still exists in Shenzhen,” please revise to clarify whether this is contingent upon regulatory enforcement and to assess the likelihood, timing, and effects thereof.

In response to the Staff’s comments in relation to the identity of the regulatory entity responsible for abolishing the and the basis for its action and the basis for its action, we revised our disclosure on pages 98 and 99 of Draft Registration Statement No.1.

In response to the Staff’s comments in relation to clarifying whether the practice is contingent upon regulatory enforcement and assessing the likelihood, timing and effects thereof, we revised our disclosure on pages 98 and 99 of Draft Registration Statement No.1.

•	We note your conclusion that Samfine SZ may need to apply for a printing operation license as a domestic enterprise or a sino-foreign joint venture to continue printing publications. Disclose Samfine SZ’s eligibility to apply as a domestic enterprise or joint venture given your corporate structure and ownership, currently and following the offering, and the potential consequences of non-eligibility.

In response to the Staff’s comments, we revised our disclosure on pages 98 and 99 of Draft Registration Statement No.1.

•	Add a separate risk factor describing the potential risks to the company and investors related to the foregoing. Given that your business primarily consists of printing publications, specifically (i) address the risk that your operating subsidiary may be denied permits to print publications in light of its WFOE-status, if true, (ii) describe the available measures you would expect to take in response, and (iii) evaluate the potential impacts on the company and investors. Additionally evaluate any risks that may arise if the past operations of Samfine SZ were deemed to violate applicable regulation.

In response to the Staff’s comments, we revised our disclosure on page 36 of Draft Registration Statement No.1.

•	Revise the prospectus cover page disclosure regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong to specifically describe how the foregoing potentially impacts the company’s ability to conduct its business.

In response to the Staff’s comments, we revised our disclosure on the prospectus cover page of Draft Registration Statement No.1.

Regulations, page 94

13. Please revise your disclosure to address the following:

•	Revise the generalized disclosure in the subsection captioned “Regulations relating to Foreign Investments” to relate specifically to your operating subsidiary. Describe the Finance Registration Certificate for Enterprises with Foreign Investment referenced on page 97.

In response to the Staff’s comments, we revised our disclosure on page 96 of Draft Registration Statement No.1.

•	Revise the subsection captioned “Regulations Relating to the Printing Industry” to clearly state whether your operating subsidiary is a WFOE subject to restrictions on printing, and whether or how the offering will affect this. Integrate or cross-reference the information regarding printing permits within the Business subsection captioned “Licenses and Certifications.”

In response to the Staff’s comments, we revised our disclosure on pages 98 and 99 of Draft Registration Statement No.1.

•	Revise the generalized disclosure in the first three subsections under the caption “Regulations Relating to Environmental Protection” to describe their applicability to your operations. Describe any environmental issues that may affect the utilization of your facilities, as contemplated by Item 4 of Form F-1 and Item 4.D of Form 20-F.

In response to the Staff’s comments in relation to the first three subsections under the caption “Regulations Relating to Environmental Protection”, we revised our disclosure on pages 100, 101 and 102 of Draft Registration Statement No.1.

In response to the Staff’s comments in relation to any environmental issues that may affect the utilization of the company’s facilities, we revised our disclosure on page 102 of Draft Registration Statement No.1.

Related Party Transactions

List of Related Parties, page 115

14. Please update this section to reflect the information as of the date of the document. Refer to Item 7.B. of Form 20-F. Additionally, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the loans disclosed in this section.

In response to the Staff’s comments, we revised our disclosure on page 117 of Draft Registration Statement No.1.

Resale Prospectus

Cover Page, page A-1

15. Please revise the cover page of the resale prospectus to disclose a fixed price (or a range) at which the selling stockholders will conduct the resale offering until your shares are quoted on Nasdaq, after which the resale shares can be offered and sold at prevailing market prices or at negotiated prices. Describe the method by which the selling stockholders are conducting the resale offering. Refer to Item 501(b) of Regulation S-K. Conform disclosure within the plan of distribution section as appropriate.

We respectfully advise the Staff that we have removed the resale prospectus from Draft Registration Statement No.1. Accordingly, we believe this comment is not applicable.

Selling Shareholders, page A-2

16. Please revise to include the information required by Item 9.D. of Form 20-F.

We respectfully advise the Staff that we have removed the resale prospectus from Draft Registration Statement No.1. Accordingly, we believe this comment is not applicable.

December 31, 2021 Audited Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-13

17. We note your revenue recognition policy disclosures on pages F-13 and F-14. Please revise to address the following:

●	Disclose that your operating subsidiaries have no sales return policy and you do not offer any sales returns, as stated in the Business section on page 89

In response to the Staff’s comments, we revised our disclosure on page F-14 of Draft Registration Statement No.1.

●	Disclose that your sales do not include a right of return and the transaction price excludes this variable consideration provision (refer to ASC 606-10-32-6, 50-12(d) and also 55-22 through 55-29).

In response to the Staff’s comments, we revised our disclosure on page F-14 of Draft Registration Statement No.1.

●	Disclose your accounting policy for fulfillment costs and/or shipping and handling costs (refer to ASC 606-10-25-18).

In response to the Staff’s comments, we revised our disclosure on page F-14 of Draft Registration Statement No.1.

Exhibits

18. Please update your exhibit index to include employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a “form of” employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

We respectfully advise the Staff that we acknowledge the Staff’s comments and respectfully submit that the employment contracts required by Item 601(b)(10) of Regulation S-K are not required to be publicly filed in the Cayman Islands, the Company’s home country, nor have they otherwise been publicly disclosed. Therefore, we respectfully advise the Staff that these employment agreements are not required to be filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC